FG MERGER CORP.

105 S. Maple Street

Itasca, Illinois 60143

February 16, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	FG Merger Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-262298) (the “Registration Statement”)

Ladies and Gentlemen:

On February 14, 2022, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. EST on February 16, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

FG Merger Corp.

By:	/s/ M. Wesley Schrader
	Name:	M. Wesley Schrader
	Title:	Chief Executive Officer